Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 18, 2018

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Rolf Sundwall

Jim Rosenberg

Dorrie Yale

Suzanne Hayes

Re:    AVROBIO, Inc.

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-225213

CIK No. 0001681087

Ladies and Gentlemen:

This letter is being submitted on behalf of AVROBIO, Inc. (the “Company”) in response to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 2 to Registration Statement (the “Registration Statement”) that was filed with the Commission on June 11, 2018, as set forth in the Staff’s letter to the Company dated June 13, 2018 (the “Comment Letter”). On June 15, 2018, the Company submitted a response letter (the “Response Letter”) to the Comment Letter. The Company is supplementally providing to the Staff additional information with respect to Comment No. 4 from the Comment Letter following a telephonic conversation with the Staff after its receipt of the Response Letter.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Securities and Exchange Commission

June 18, 2018

For the Staff’s convenience and to facilitate the Staff’s analysis of the Comment Letter, the Company’s responses below do not give the effect to the 1-for-4.132 reverse stock split that was completed on June 7, 2018, as described in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of this letter.

Amendment No. 2 to Registration Statement on Form S-1 Submitted on June 11, 2018

Letter dated June 1, 2018 regarding determination of fair value of the Company’s common stock

Valuations, page 3

1.	Refer to your response to Comment 2 from our June 8, 2018 letter. Please reconcile for us the significant increase in the IPO scenario price per share as of March 31, 2018 as per your June 11, 2018 response to the estimated IPO mid-point price before effecting the reverse stock split.

SUPPLEMENTAL RESPONSE: The Company advises the Staff that, as disclosed in the Registration Statement, the fair value of the Company’s common stock as of the March 16, 2018 option grants was retrospectively adjusted as a result of a contemporaneous valuation performed as of March 31, 2018. The exercise price for the option grants on such date was $1.21 per share, while the adjusted fair value was $1.46 per share based on a contemporaneous valuation performed as of March 31, 2018. Following discussions with the Staff, the Company re-assessed the fair value of the common stock after consideration of the estimated price range that had been established for the Company’s IPO. The Company performed a retrospective valuation and determined that the fair value of common stock as of March 31, 2018 was $2.12, which assumes the mid-point of the estimated price range of $4.11 per share is used as the estimated IPO price in the IPO scenario, and after applying the same discount for lack of marketability, adjusting for present value and applying the weighted-average derived value with the remain private scenario as presented in the March 31, 2018 contemporaneous valuation.

Using such revised value, the Company would have recorded additional stock-based compensation expense of $17.7 thousand for the three months ended March 31, 2018. The Company respectfully reiterates that it does not believe such additional expense is material enough to require disclosure in the Registration Statement with respect to the three months ended March 31, 2018.

In addition, using such revised value, the Company will recognize incremental stock-based compensation expense of $1.8 million over the four-year vesting period that will be recognized in future periods. The Company advises the Staff that it has revised its disclosures on pages 83 and 84 of the Registration Statement to disclose such aggregate amount that it expects to recognize in additional stock compensation expense in future periods and will recognize the respective amounts over the vesting period.

Securities and Exchange Commission

June 18, 2018

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1483.

Respectfully submitted,

/s/ James Xu
James Xu, Esq.

GOODWIN PROCTER LLP

cc:	Geoff MacKay, AVROBIO, Inc.

Katina Dorton, AVROBIO, Inc.

Arthur R. McGivern, Esq., Goodwin Procter LLP

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